UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.17)*

SOUTHERN UNION COMPANY
(Name of Issuer)

COMMON STOCK, 1.00 PAR VALUE PER SHARE
(Title of Class of Securities)

84402810
(CUSIP Number)

SEAN P. McGUINNESS, ESQ.
FLEISCHMAN AND WALSH, L.L.P.
1919 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006
(202) 939-7912
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

GEORGE L. LINDEMANN
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2.	Check the Appropriate Box if a Member Of A Group
(a) [ ]
(b) [X]
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3.	SEC Use Only
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4.	Source of Funds

PF, AF
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5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). [ ]
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6.	Citizenship or Place Of Organization

U.S.
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Number of	7.	Sole Voting Power	3,180,136
Share Bene-	------------	------------------------------------------------	------------------------
ficially	8.	Shared Voting Power	0
Owned by each	------------	------------------------------------------------	------------------------
Reporting	9.	Sole Dispositive Power	3,180,136
Person With	------------	------------------------------------------------	------------------------
	10.	Shared Dispositive Power	0
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,856,884
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ]
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13.	Percent Of Class Represented By Amount In Row (11)

3.6%
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14.	Type Of Reporting Person

IN
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1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

SUG 1, L.P.
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2.	Check the Appropriate Box if a Member Of A Group
(a) [ ]
(b) [X]
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3.	SEC Use Only
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4.	Source of Funds

AF
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5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). [ ]
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6.	Citizenship or Place Of Organization

Delaware
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Number of	7.	Sole Voting Power	3,180,136
Share Bene-	------------	------------------------------------------------	------------------------
ficially	8.	Shared Voting Power	0
Owned by each	------------	------------------------------------------------	------------------------
Reporting	9.	Sole Dispositive Power	3,180,136
Person With	------------	------------------------------------------------	------------------------
	10.	Shared Dispositive Power	0
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,180,136
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ]
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13.	Percent Of Class Represented By Amount In Row (11)

3.0%
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14.	Type Of Reporting Person

PN
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1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

SUG 2, L.P.
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2.	Check the Appropriate Box if a Member Of A Group
(a) [ ]
(b) [X]
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3.	SEC Use Only
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4.	Source of Funds

AF
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5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). [ ]
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6.	Citizenship or Place Of Organization

Delaware
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Number of	7.	Sole Voting Power	3,133,867
Share Bene-	------------	------------------------------------------------	------------------------
ficially	8.	Shared Voting Power	0
Owned by each	------------	------------------------------------------------	------------------------
Reporting	9.	Sole Dispositive Power	3,133,867
Person With	------------	------------------------------------------------	------------------------
	10.	Shared Dispositive Power	0
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,133,867
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ]
--------------------------------------------------------------------------------------------------------------------------------------
13.	Percent Of Class Represented By Amount In Row (11)

3.0%
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14.	Type Of Reporting Person

PN
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1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

SUG 3, L.P.
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2.	Check the Appropriate Box if a Member Of A Group
(a) [ ]
(b) [X]
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3.	SEC Use Only
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4.	Source of Funds

AF
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5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). [ ]
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6.	Citizenship or Place Of Organization

Delaware
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Number of	7.	Sole Voting Power	3,522,048
Share Bene-	------------	------------------------------------------------	------------------------
ficially	8.	Shared Voting Power	0
Owned by each	------------	------------------------------------------------	------------------------
Reporting	9.	Sole Dispositive Power	3,522,048
Person With	------------	------------------------------------------------	------------------------
	10.	Shared Dispositive Power	0
--------------------------------------------------------------------------------------------------------------------------------------
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,522,048
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ]
--------------------------------------------------------------------------------------------------------------------------------------
13.	Percent Of Class Represented By Amount In Row (11)

3.3%
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14.	Type Of Reporting Person

PN
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1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

ADAM M. LINDEMANN
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2.	Check the Appropriate Box if a Member Of A Group
(a) [ ]
(b) [X]
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3.	SEC Use Only
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4.	Source of Funds

PF, AF
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5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). [ ]
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6.	Citizenship or Place Of Organization

U.S.
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Number of	7.	Sole Voting Power	3,503,313
Share Bene-	------------	------------------------------------------------	------------------------
ficially	8.	Shared Voting Power	0
Owned by each	------------	------------------------------------------------	------------------------
Reporting	9.	Sole Dispositive Power	3,503,313
Person With	------------	------------------------------------------------	------------------------
	10.	Shared Dispositive Power	0
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,519,661
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ]
--------------------------------------------------------------------------------------------------------------------------------------
13.	Percent Of Class Represented By Amount In Row (11)

3.3%
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14.	Type Of Reporting Person

IN
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1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

SLOAN N. LINDEMANN
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2.	Check the Appropriate Box if a Member Of A Group
(a) [ ]
(b) [X]
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3.	SEC Use Only
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4.	Source of Funds

PF, AF
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5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). [ ]
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6.	Citizenship or Place Of Organization

U.S.
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Number of	7.	Sole Voting Power	3,520,765
Share Bene-	------------	------------------------------------------------	------------------------
ficially	8.	Shared Voting Power	0
Owned by each	------------	------------------------------------------------	------------------------
Reporting	9.	Sole Dispositive Power	3,520,765
Person With	------------	------------------------------------------------	------------------------
	10.	Shared Dispositive Power	0
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,520,765
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ]
--------------------------------------------------------------------------------------------------------------------------------------
13.	Percent Of Class Represented By Amount In Row (11)

3.3%
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14.	Type Of Reporting Person

IN
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The statement on Schedule 13D filed on December 26, 1991 and amended on January 24, 1992, February 20, 1992, March 6, 1992, May 8, 1992, May 19, 1992, June 29, 1992, July 8, 1992, September 23, 1992, October 25, 1993, January 11, 1994, March 24, 1994, November 4, 1994, February 6, 1997, January 13, 2000, April 19, 2000 and August 15, 2000 (collectively with this Amendment, the “Schedule 13D”), relating to the common stock, par value $1.00 per share (the “Common Stock”) of Southern Union Company, a Delaware corporation (the “Issuer”), by George L. Lindemann, SUG 1, L.P., SUG 2, L.P., SUG 3, L.P., Adam M. Lindemann, and Sloan N. Lindemann is hereby amended as follows:

Item 2. Identity and Background
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Item 2 of the Schedule 13D is hereby amended in its entirety as follows:

This Statement on Schedule 13D, including this Amendment No. 17 (this “Amendment”), is filed by George L. Lindemann, SUG 1, L.P., SUG 2, L.P., SUG 3, L.P., Adam M. Lindemann and Sloan N. Lindemann (collectively, the “Reporting Persons”). Information is also included herein with respect to the following persons (collectively, the “Controlling Persons”): Dr. F.B. Lindemann and George Lindemann, Jr. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the “Item 2 Persons.”

George L. Lindemann’s residence address is 60 Blossom Way, Palm Beach, Florida 33480. Mr. Lindemann is Chairman of the Board, Chief Executive Officer and a Director of the Issuer. The address of the Issuer is One PEI Center, Wilkes-Barre, Pennsylvania 18711. Mr. Lindemann is a U.S. Citizen.

The address of the principal office of SUG 1, L.P., a Delaware limited partnership (“SUG 1”), is c/o Activated Communications,767 Fifth Avenue, 50th Floor, New York, New York 10153. SUG 1’s principal business is to engage in investing in equity and equity-related securities.

The address of the principal office of SUG 2, L.P., a Delaware limited partnership (“SUG 2”), is c/o Activated Communications,767 Fifth Avenue, 50th Floor, New York, New York 10153. SUG 2’s principal business is to engage in investing in equity and equity-related securities.

The address of the principal office of SUG 3, L.P., a Delaware limited partnership (“SUG 3”), is c/o Activated Communications,767 Fifth Avenue, 50th Floor, New York, New York 10153. SUG 3’s principal business is to engage in investing in equity and equity-related securities.

Adam M. Lindemann’s business address is c/o Mega Communications, 767 Fifth Avenue, 50th Floor New York, New York 10153. Mr. Lindemann co-founded and manages the operations of Mega Communications, a Spanish radio group serving the East Coast of the United States with a principal address of 767 Fifth Avenue, 50th Floor New York, New York 10153. Mr. Lindemann is a U.S. Citizen.

Sloan N. Lindemann’s business address is c/o Activated Communications, Inc., 767 Fifth Avenue, 50th Floor New York, New York 10153. Ms. Lindemann is a private investor. Ms. Lindemann is a U.S. Citizen.

Dr. F.B. Lindemann’s residence address is 60 Blossom Way, Palm Beach, Florida 33480. Dr. Lindemann is a private investor. Dr. Lindemann is a U.S. Citizen.

George Lindemann, Jr.’s business address is 730 Northwest 107th Avenue, Suite 117, Miami, Florida 33172. Mr. Lindemann is a private investor. Mr. Lindemann is a U.S. Citizen.

None of the Item 2 Persons has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer
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Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a)-(b) Reporting Persons

George L. Lindemann is the beneficial owner of 3,856,884 shares of Common Stock, which constitute approximately 3.6% of the outstanding shares of Common Stock. The 3,856,884 shares beneficially owned by Mr. Lindemann include:

•	3,180,136 shares owned directly by SUG 1, of which Mr. Lindemann is the general partner;

•	22,627 vested shares held by the Issuer’s Savings Plan (401(k)) for the benefit of Mr. Lindemann;

•	66,971 vested shares held under the Issuer’s Supplemental Deferred Compensation Plan for the benefit of Mr. Lindemann; and

•
587,150 shares that Mr. Lindemann is entitled to purchase upon the exercise of options to acquire shares of Common Stock that are exercisable within sixty days of the date of this Amendment granted to him under the Issuer’s 1992 Long Term Stock Incentive Plan.

In his capacity as the general partner of SUG 1, George L. Lindemann has the sole power to dispose or direct the disposition of the 3,180,136 shares of Common Stock held directly by SUG 1. Likewise, in his capacity as the general partner of SUG 1, Mr. Lindemann has the sole power to vote or direct the vote of the 3,180,136 shares of Common Stock held by SUG 1.

SUG 1 is the beneficial owner of 3,180,136 shares of Common Stock, which constitute approximately 3.0% of the outstanding shares of Common Stock. SUG 1 has sole power to vote or direct the vote of 3,180,136 shares of Common Stock and sole power to dispose or direct the disposition of 3,180,136 shares of Common Stock. Such power is exercised through George L. Lindemann in his capacity as the general partner of SUG 1.

SUG 2 is the beneficial owner of 3,133,867 shares of Common Stock, which constitute approximately 3.0% of the outstanding shares of Common Stock. SUG 2 has sole power to vote or direct the vote of 3,133,867 shares of Common Stock and sole power to dispose or direct the disposition of 3,133,867 shares of Common Stock. Such power is exercised through Dr. F.B. Lindemann in her capacity as the general partner of SUG 2.

SUG 3 is the beneficial owner of 3,522,048 shares of Common Stock, which constitute approximately 3.3% of the outstanding shares of Common Stock. SUG 3 has sole power to vote or direct the vote of 3,522,048 shares of Common Stock and sole power to dispose or direct the disposition of 3,522,048 shares of Common Stock. Such power is exercised through George Lindemann, Jr. in his capacity as the general partner of SUG 3.

Adam M. Lindemann is the beneficial owner of 3,519,661 shares of Common Stock, which constitute approximately 3.3% of the outstanding shares of Common Stock. The 3,519,661 shares of Common Stock owned beneficially by Adam M. Lindemann include 16,348 vested shares held under the Issuer’s Directors’ Deferred Compensation Plan for the benefit of Mr. Lindemann. Adam M. Lindemann has the sole power to vote or direct the vote of 3,503,313 shares of Common Stock and sole power to dispose or direct the disposition of 3,503,313 shares of Common Stock.

Sloan N. Lindemann is the beneficial owner of 3,520,765 shares of Common Stock, which constitute approximately 3.3% of the outstanding shares of Common Stock. Sloan N. Lindemann has the sole power to vote or direct the vote of 3,520,765 shares of Common Stock and sole power to dispose or direct the disposition of 3,520,765 shares of Common Stock.

Controlling Persons

Because of her position as the general partner of SUG 2, Dr. F.B. Lindemann may be deemed to be the beneficial owner of 3,133,867 shares of Common Stock, which constitute approximately 3.0% of the outstanding shares of the Common Stock. In her capacity as the general partner of SUG 2, Dr. Lindemann has the sole power to vote or direct the vote of the 3,133,867 shares of Common Stock held directly by SUG 2. Likewise, in her capacity as the general partner of SUG 2, Dr. Lindemann has the sole power to dispose or direct the disposition of the 3,133,867 shares of Common Stock owned directly by SUG 2.

Because of his position as the general partner of SUG 3, George Lindemann, Jr. may be deemed to be the beneficial owner of 3,522,048 shares of Common Stock, which constitute approximately 3.3% of the outstanding shares of the Common Stock. In his capacity as the general partner of SUG 3, George Lindemann, Jr. has the sole power to vote or direct the vote of the 3,522,048 shares of Common Stock held directly by SUG 3. Likewise, in his capacity as the general partner of SUG 3, George Lindemann, Jr. has the sole power to dispose or direct the disposition of the 3,522,048 shares of Common Stock held directly by SUG 3.

Disclaimer of Beneficial Ownership

Each Item 2 Person disclaims beneficial ownership of the shares of Common Stock owned beneficially by the other Item 2 Persons, except for Dr. F.B. Lindemann with respect to SUG 2 and George Lindemann, Jr. with respect to SUG 3.

(c) There were no sales and no open market purchases of the Common Stock made by the Item 2 Persons during the past 60 days.

(d)  Other than as described in Item 5(a)-(b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock identified in this statement on Schedule 13D.

(e) Subsequent to the Issuer’s offerings of additional shares of Common Stock on June 11, 2003, July 30, 2004, and February 9, 2005, George L. Lindemann, SUG 2, SUG 3, Adam M. Lindemann and Sloan N. Lindemann each individually ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
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Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

George L. Lindemann was previously granted employee stock options with respect to 587,150 shares of Common Stock, all of which options are currently, or within 60 days of the date of this report will be, exercisable. The Issuer has the right to make a cash payment in lieu of issuing shares of Common Stock upon the exercise of these options. George L. Lindemann also participates in the Issuer’s Deferred Compensation Plan and the Issuer’s Savings Plan (401(k)). Pursuant to such plans, George L. Lindemann is eligible to purchase shares of Common Stock with employer matching contributions. (See paragraph (a) under Item 5, above.)

Adam M. Lindemann participates in the Issuer’s Directors’ Deferred Compensation Plan. Pursuant to such plan, Adam M. Lindemann is eligible to purchase shares of Common Stock with employer matching contributions. (See paragraph (a) under Item 5, above.)

Certain or all of the Item 2 Persons have and/or may in the future pledge some or all of their respective shares of Common Stock to another person in connection with personal lines of credit, including bank or broker margin or similar accounts, that contain standard default and similar provisions.

Item 7.	Material to Be Filed as Exhibits.
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Item 7 of the Schedule 13D is hereby amended add the following:

Exhibit 7 Power of Attorney of George L. Lindemann, Adam M. Lindemann, Sloan N. Lindemann, SUG 1, SUG 2, and SUG 3, L.P.

SIGNATURE
-----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2005

SUG 1, L.P.

GEORGE L. LINDEMANN*	By:	GEORGE L. LINDEMANN*
George L. Lindemann		George L. Lindemann,
General Partner

SUG 2, L.P.

ADAM M. LINDEMANN*	By:	FRAYDA B. LINDEMANN*
Adam M. Lindemann		Frayda B. Lindemann,
General Partner

SUG 3, L.P.

SLOAN N. LINDEMANN*	By:	GEORGE LINDEMANN, JR.*
Sloan N. Lindemann		George Lindemann, Jr
General Partner

	*By:	/s/ Sean P. McGuinness
Sean P. McGuinness
Attorney-in-Fact